Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges of the Company for the periods indicated.  For purposes of computing the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes and fixed charges.

	Year ended December 31, 2005	Year ended December 30, 2006		Year ended December 29, 2007		Year ended January 3, 2009	Year ended January 2, 2010		Pro Forma Year ended January 2, 2010
Earnings:
Income (loss) from continuing operations before taxes	$(105,753)	$(32,286)		$33,885		$(315,588)	$(55,590)		$(74,130)
Interest expense, including amortization of debt issuance costs	73,821	60,980		91,467		107,321	106,063		124,603
Interest portion of rental expense (1)	13,100	12,033		14,467		13,400	11,133		11,133
Total Earnings:	(18,832)	40,727		139,819		(194,867)	61,606		61,606

Fixed Charges:
Interest expense, including amortization of debt issuance costs	73,821	60,980		91,467		107,321	106,063		124,603
Interest portion of rental expense (1)	13,100	12,033		14,467		13,400	11,133		11,133
Total Fixed Charges:	$86,921	$73,013		$105,934		$120,721	$117,196		$135,736

Ratio of Earnings to Fixed Charges	— (2)	0.6	x(2)	1.3	x(2)	— (2)	0. 5	x(2)	0. 5	x(3)

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(1)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(2)
For the years ended December 31, 2005, December 30, 2006, January 3, 2009 and January 2, 2010, earnings were inadequate to cover fixed charges by approximately $105.8 million, $32.3 million, $315.6 million and $55.6 million, respectively.

(3)
The pro forma ratio of earnings to fixed charges gives effect to the net incremental interest expense related to the repayment of outstanding borrowings under our credit facilities with the net proceeds from the offering of the notes.  Pro forma, for the year ended January 2, 2010, earnings were inadequate to cover fixed charges by approximately $74.1 million.